Exhibit 99.1

February 1, 2017	Analyst Contact:	T.D. Eureste
918-588-7167
	Media Contact:	Brad Borror
918-588-7582

ONEOK Announces Agreement to Acquire Remaining Public Stake in ONEOK Partners in

a Transaction Valued at $17.2 Billion

ONEOK Will Host a Conference Call Today at 8:30 a.m. ET to Discuss the

Transaction and 2017 Financial Guidance

ONEOK expects:

•	A dividend increase of 21 percent to 74.5 cents per share, or $2.98 on an annualized basis, with dividend growth of 9 to 11 percent annually thereafter through 2021;

•	Annual dividend coverage greater than 1.2 times;

•	The transaction to be immediately accretive, and then double-digit accretive to ONEOK’s distributable cash flow (DCF) in all years from 2018 through 2021;

•	No cash income taxes through at least 2021; and

•	ONEOK Partners’ unitholders to benefit from lower cost of funding with elimination of incentive distribution rights, improved capital markets access and enhanced dividend growth.

TULSA, Okla. – Feb. 1, 2017 - ONEOK, Inc. (NYSE: OKE) and ONEOK Partners, L.P. (NYSE: OKS) today announced a definitive agreement under which ONEOK will acquire all of the outstanding common units of ONEOK Partners it does not already own for $9.3 billion in ONEOK common stock.

Under the agreement, each outstanding common unit of ONEOK Partners that ONEOK does not already own will be converted into .985 shares of ONEOK common stock, representing a 22.4 percent premium to the ONEOK Partners closing price on Jan. 27, 2017.

Completion of the transaction is expected to occur in the second quarter of 2017. As a result of the transaction, ONEOK’s annual DCF is expected to approximately double. Consequently, management intends to recommend to the ONEOK Board of Directors a 21 percent increase in the first quarterly dividend following the completion of the transaction and expects a 9 to 11 percent annual dividend growth rate through 2021. Following the close of the transaction, ONEOK is expected to have a more than $30 billion enterprise value and will

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ONEOK Announces Agreement to Acquire

Remaining Public Stake in ONEOK Partners in a

Transaction Valued at $17.2 Billion

Feb. 1, 2017

continue to operate as a leading diversified midstream service provider with an integrated 37,000-mile network of natural gas liquids and natural gas pipelines, processing plants, fractionators and storage facilities located in the Williston Basin, Mid-Continent, Permian Basin, Midwest and Gulf Coast. Shareholders in ONEOK and unitholders of ONEOK Partners are expected to benefit from the larger size of the combined entity, significantly enhanced financial strength and a lower cost of funding for future growth.

Upon completion of the transaction, ONEOK does not expect to pay cash income taxes through at least 2021.

“This acquisition of the balance of ONEOK Partners underscores the strategic value we place on the business we have successfully built since we ventured into the midstream space nearly 20 years ago,” said Terry K. Spencer, president and chief executive officer of ONEOK and ONEOK Partners. “A broad asset footprint, stable cash flows and attractive growth prospects remain core to our long-term growth strategy. Through the acquisition of the 60 percent of the limited partner interests in ONEOK Partners that ONEOK does not already own, ONEOK becomes a standalone operating company with a lower cost of funding and stronger cash flow generation.

“Shareholders of ONEOK are expected to benefit from an increased dividend and higher dividend growth rate,” said Spencer. “We also anticipate the transaction will provide ONEOK enhanced access to the broader capital markets to support and fund future growth to meet the needs of our customers.

“The transaction will not impact our employees or their day-to-day responsibilities,” continued Spencer. “The merger of our companies will enhance future opportunities for our businesses and employees, allowing us to continue growing as one of North America’s largest midstream service providers.”

CREDIT RATINGS

ONEOK has reviewed the proposed transaction with the rating agencies and expects the combined entity to receive investment-grade credit ratings. ONEOK expects significant retained cash flow and earnings growth to continue its progress toward improved credit metrics.

ADDITIONAL TRANSACTION TERMS AND DETAILS

Under the terms of the merger agreement, ONEOK will acquire all of the 171.5 million outstanding units of ONEOK Partners it does not already own at a fixed exchange ratio of .985 ONEOK shares for each public unit of ONEOK Partners. ONEOK Partners units will no longer be publicly traded. In aggregate, ONEOK will issue 168.9 million shares in connection with the proposed transaction, representing approximately 44.5 percent of the total shares outstanding of the pro forma combined entity. Following completion of the transaction, all senior notes of

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ONEOK Announces Agreement to Acquire

Remaining Public Stake in ONEOK Partners in a

Transaction Valued at $17.2 Billion

Feb. 1, 2017

ONEOK and ONEOK Partners will remain outstanding. ONEOK intends to execute cross-guarantees among and between the entities to be effective upon closing of the transaction in order to eliminate the structural subordination. Since ONEOK Partners will be wholly owned by ONEOK, the incentive distribution rights of ONEOK will be effectively terminated.

ONEOK Partners L.P. was represented in negotiations by its general partner’s Conflicts Committee, which is comprised of independent members of its general partner’s board of directors. The ONEOK Partners Conflicts Committee recommended approval of the transaction to the board of directors of the general partner of ONEOK Partners.

The completion of the merger is subject to the satisfaction of customary conditions, including receipt of requisite approvals of ONEOK shareholders and ONEOK Partners unitholders.

ADVISORS

J.P. Morgan Securities LLC is acting as lead financial advisor; Morgan Stanley & Co. LLC is acting as financial advisor; and Skadden Arps, Slate, Meagher & Flom LLP is acting as legal advisor to ONEOK on the transaction. Barclays is acting as financial advisor and Andrews Kurth Kenyon LLP is acting as legal advisor to the ONEOK Partners Conflicts Committee.

CONFERENCE CALL AND WEBCAST

In a separate news release issued today, ONEOK provided 2017 financial guidance.

ONEOK and ONEOK Partners will conduct a conference call at 8:30 a.m. Eastern Standard Time (7:30 a.m. Central Standard Time) on Feb. 1, 2017, to discuss the transaction and 2017 guidance. The call also will be carried live on ONEOK’s website.

To participate in the telephone conference call, dial 800-753-0420, pass code 6859965, or log on to www.oneok.com or www.oneokpartners.com.

If you are unable to participate in the conference call or the webcast, the replay will be available on ONEOK’s website, www.oneok.com, and ONEOK Partners’ website, www.oneokpartners.com, for 30 days. A recording will be available by phone for seven days. The playback call may be accessed at 888-203-1112, pass code 6859965.

ONEOK, Inc. (pronounced ONE-OAK) (NYSE: OKE) is the general partner and as of Dec. 31, 2016, owns 41.2 percent of ONEOK Partners, L.P. (NYSE: OKS), one of the largest publicly traded master limited partnerships, which owns one of the nation’s premier natural gas liquids (NGL) systems, connecting NGL supply in the Mid-Continent, Permian and Rocky Mountain regions with key market centers and is a leader in the gathering, processing, storage and transportation of natural gas in the U.S. ONEOK is a FORTUNE 500 company and is included in Standard & Poor’s (S&P) 500 Stock Index.

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ONEOK Announces Agreement to Acquire

Remaining Public Stake in ONEOK Partners in a

Transaction Valued at $17.2 Billion

Feb. 1, 2017

For more information, visit the websites at www.oneok.com or www.oneokpartners.com.

For the latest news about ONEOK and ONEOK Partners, follow us on Twitter @ONEOKNews and @ONEOKPartners.

This news release contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes,” “expects”, “intends”, “plans”, “projects”, “will”, “would”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect OKE’s and OKS’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving OKE and OKS, including future financial and operating results, OKE’s and OKS’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including future results of operations, projected cash flow and liquidity, business strategy, expected synergies or cost savings, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this news release will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These risks and uncertainties include, without limitation, the following:

•	the ability to obtain the requisite OKE stockholder and OKS unitholder approvals relating to the proposed transaction;

•	the risk that OKE or OKS may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the timing to consummate the proposed transaction;

•	the risk that the cost savings, tax benefits and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

•	disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•	the diversion of management time on merger-related issues;

•	the impact and outcome of pending and future litigation, including litigation, if any, relating to the proposed transaction;

•	the effects of weather and other natural phenomena, including climate change, on our operations, demand for our services and energy prices;

•	competition from other United States and foreign energy suppliers and transporters, as well as alternative forms of energy, including, but not limited to, solar power, wind power, geothermal energy and biofuels such as ethanol and biodiesel;

•	the capital intensive nature of our businesses;

•	the profitability of assets or businesses acquired or constructed by us;

•	our ability to make cost-saving changes in operations;

•	risks of marketing, trading and hedging activities, including the risks of changes in energy prices or the financial condition of our counterparties;

•	the uncertainty of estimates, including accruals and costs of environmental remediation;

•	the timing and extent of changes in energy commodity prices;

•	the effects of changes in governmental policies and regulatory actions, including changes with respect to income and other taxes, pipeline safety, environmental compliance, climate change initiatives and authorized rates of recovery of natural gas and natural gas transportation costs;

•	the impact on drilling and production by factors beyond our control, including the demand for natural gas and crude oil; producers’ desire and ability to obtain necessary permits; reserve

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ONEOK Announces Agreement to Acquire

Remaining Public Stake in ONEOK Partners in a

Transaction Valued at $17.2 Billion

Feb. 1, 2017

performance; and capacity constraints on the pipelines that transport crude oil, natural gas and NGLs from producing areas and our facilities;

•	difficulties or delays experienced by trucks, railroads or pipelines in delivering products to or from our terminals or pipelines;

•	changes in demand for the use of natural gas, NGLs and crude oil because of market conditions caused by concerns about climate change;

•	conflicts of interest between OKE and OKS;

•	the impact of unforeseen changes in interest rates, equity markets, inflation rates, economic recession and other external factors over which we have no control, including the effect on pension and postretirement expense and funding resulting from changes in stock and bond market returns;

•	our indebtedness could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared with our competitors that have less debt, or have other adverse consequences;

•	actions by rating agencies concerning the credit ratings of OKE and OKS;

•	the results of administrative proceedings and litigation, regulatory actions, rule changes and receipt of expected clearances involving any local, state or federal regulatory body, including the Federal Energy Regulatory Commission (FERC), the National Transportation Safety Board, the Pipeline and Hazardous Materials Safety Administration (PHMSA), the U.S. Environmental Protection Agency (EPA) and the U.S. Commodity Futures Trading Commission (CFTC);

•	our ability to access capital at competitive rates or on terms acceptable to us;

•	risks associated with adequate supply to our gathering, processing, fractionation and pipeline facilities, including production declines that outpace new drilling or extended periods of ethane rejection;

•	the risk that material weaknesses or significant deficiencies in our internal controls over financial reporting could emerge or that minor problems could become significant;

•	the ability to market pipeline capacity on favorable terms, including the effects of:

–	future demand for and prices of natural gas, NGLs and crude oil;

–	competitive conditions in the overall energy market;

–	availability of supplies of Canadian and United States natural gas and crude oil; and

–	availability of additional storage capacity;

•	performance of contractual obligations by our customers, service providers, contractors and shippers;

•	the timely receipt of approval by applicable governmental entities for construction and operation of our pipeline and other projects and required regulatory clearances;

•	our ability to acquire all necessary permits, consents or other approvals in a timely manner, to promptly obtain all necessary materials and supplies required for construction, and to construct gathering, processing, storage, fractionation and transportation facilities without labor or contractor problems;

•	the mechanical integrity of facilities operated;

•	demand for our services in the proximity of our facilities;

•	our ability to control operating costs;

•	acts of nature, sabotage, terrorism or other similar acts that cause damage to our facilities or our suppliers’ or shippers’ facilities;

•	economic climate and growth in the geographic areas in which we do business;

•	the risk of a prolonged slowdown in growth or decline in the United States or international economies, including liquidity risks in United States or foreign credit markets;

•	the impact of recently issued and future accounting updates and other changes in accounting policies;

•	the possibility of future terrorist attacks or the possibility or occurrence of an outbreak of, or changes in, hostilities or changes in the political conditions in the Middle East and elsewhere;

•	the risk of increased costs for insurance premiums, security or other items as a consequence of terrorist attacks;

•	risks associated with pending or possible acquisitions and dispositions, including our ability to finance or integrate any such acquisitions and any regulatory delay or conditions imposed by regulatory bodies in connection with any such acquisitions and dispositions;

•	the impact of uncontracted capacity in our assets being greater or less than expected;

•	the ability to recover operating costs and amounts equivalent to income taxes, costs of property, plant and equipment and regulatory assets in our state and FERC-regulated rates;

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ONEOK Announces Agreement to Acquire

Remaining Public Stake in ONEOK Partners in a

Transaction Valued at $17.2 Billion

Feb. 1, 2017

•	the composition and quality of the natural gas and NGLs we gather and process in our plants and transport on our pipelines;

•	the efficiency of our plants in processing natural gas and extracting and fractionating NGLs;

•	the impact of potential impairment charges;

•	the risk inherent in the use of information systems in our respective businesses, implementation of new software and hardware, and the impact on the timeliness of information for financial reporting;

•	our ability to control construction costs and completion schedules of our pipelines and other projects; and

•	the ability of management to execute its plans to meet its goals and other risks inherent in our businesses that are discussed in OKE’s and OKS’s most recent annual reports on Form 10-K, respectively, and in other OKE and OKS reports on file with the Securities and Exchange Commission (the “SEC”).

These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither OKE nor OKS undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in the most recent reports on Form 10-K and Form 10-Q and other documents of OKE and OKS on file with the SEC. OKE’s and OKS’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Additional Information And Where To Find It

This communication is not a solicitation of any vote, approval, or proxy from any OKE stockholder or OKS unitholder. In connection with the proposed transaction, OKE will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of OKE and a joint proxy statement of OKE and OKS. Each of OKE and OKS may also file other documents with the SEC regarding the proposed transaction. OKE and OKS will each mail the joint proxy statement/prospectus to their respective stockholders and unitholders. This document is not a substitute for any prospectus, proxy statement or any other document which OKE or OKS may file with the SEC in connection with the proposed transaction. OKE and OKS urge investors and their respective stockholders and unitholders to read the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction (when they become available), free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from OKE’s website (www.oneok.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from OKS’s website (www.oneokpartners.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants In The Solicitation

OKE, OKS and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from OKE stockholders and OKS unitholders in favor of the proposed transaction and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of OKE stockholders and OKS unitholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about OKE’s executive officers and directors in its definitive proxy statement filed with the SEC on April 5, 2016. You can find information about OKS’s executive officers and directors in its annual report on Form 10-K filed with the SEC on February 23, 2016. Additional information about OKE’s executive officers and directors and OKS’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from OKE and OKS using the contact information above.